Annual Report 2005

Dear Shareholders
Fiscal 2005 has been another successful year for Envoy Communications Group Inc.
Envoy recorded net revenue of $43.2 million for its fiscal year ended September 30, 2005, an increase of 16.8% from fiscal 2004. Net earnings were $5.9 million, or $0.27 per share, compared with a net loss of $3.1 million, or $0.18 per share, in fiscal 2004.
With strong earnings in our North American business, complementing the contribution from the inclusion of our Parker Williams acquisition, this has been a very good year.
For the year, earnings from continuing operations were $4.1 million, compared with a loss of $2.7 million in 2004.
For the fourth quarter ended September 30, 2005, net revenue was $11.9 million, an increase of 31.1% from $9.1 million for the corresponding quarter of 2004. Net earnings were $0.9 million, or $0.04 per share, in fiscal 2005, compared to a loss of $0.3 million, or $0.01 per share in 2004.
Recent developments and highlights of 2005
•	Effective February 28, 2005, through its UK subsidiary, Envoy acquired 65% of Parker Williams Design Group. PW clients include Norden Coop, Sainsbury’s and others.

•	On June 30, 2005, Envoy sold its investment in John Street Inc. subsidiary to the management of the company and, as a result, showed a gain from discontinued operations of $1.8 million in fiscal 2005.

•	To ensure compliance with its NASDAQ listing requirements, Envoy affected a 5 for 1 share consolidation in February 2005.

•	Envoy purchased and cancelled 2,447,417 of its common shares during fiscal 2005, under the terms of a normal course issuer bid.

•	For fiscal 2005, the Company will be considered to be a “Passive Foreign Investment Company” (PFIC) under the U.S. Internal Revenue Code.
Going forward, Envoy believes that there are a number of economic uncertainties, competitive challenges and business risks that will impact the client spending commitments of its operating companies in the 2006 fiscal year. Consequently, Envoy has recently implemented a restructuring plan that will result in annual savings in salaries, benefits and other expenses of approximately $3.7 million in fiscal 2006.

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2005
December 21, 2005
The following section of our annual report sets forth Management’s Discussion and Analysis of the financial performance of Envoy Communications Group Inc. (“Envoy”, “we” or “us”) for the year ended September 30, 2005 compared to the year ended September 30, 2004. The analysis is based on our audited consolidated financial statements (the “Financial Statements”), including the accompanying notes, which are presented elsewhere in this report.
OVERVIEW
Corporate — significant items
On November 10, 2004, Envoy, through its subsidiary ECG Holdings (UK) Limited (“ECGH”), agreed to acquire 65% of the outstanding shares of Parker Williams Design Limited (“PW”, or “Parker Williams”), a London, UK based packaging design and brand specialist company. The purchase price of £1,818,000 was paid in cash on closing. The remaining 35% of the Parker Williams shares (“Management Shares”) will continue to be held by senior management of PW (“Management Shareholders”), subject to certain options described below. ECGH will have the option to acquire from the Management Shareholders and the Management Shareholders will have the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares for a purchase price based on the profitability of PW for certain defined periods following closing. The transaction was completed on February 28, 2005, and was accounted for using the purchase method of accounting. PW, whose clients include Sainsbury’s Supermarkets and Coop Norden, is a specialist in the retail area and has revenues of approximately $5.0 million annually. PW was formed in 1990 by designers Tamara Williams and Tony Parker who together have over 25 years design experience in Europe, America and the Far East. Both companies believe the combined expertise and focus within the retail arena will provide new opportunities across both Europe and North America.
On January 15, 2005, Envoy’s Board of Directors approved the consolidation of the common shares on the basis of 1 for 5. On January 21, 2005 Envoy filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. The number of common shares outstanding prior to consolidation was 112,539,318 and post-consolidation was 22,507,864. Outstanding common shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation. The effective date for the post-consolidation trading of the common shares on the Toronto Stock Exchange and the NASDAQ Stock Market was February 10, 2005.
Effective June 30, 2005, Envoy completed the sale of the shares of its John Street Inc. subsidiary (“John Street”) and related assets to the management of John Street for a gross sale price of $1.5 million. The purchase price for the shares was $1.2 million and for the related assets was $0.3 million. The balance of the purchase price for the shares of $1.1 million and for the related assets of $0.3 million is payable over a period of 5 years and, except for interest free periods totaling 12 months, carries interest at the rate of 8% per annum. As at June 30, 2005, John Street was also indebted to Envoy in the amount of $0.7 million, on account of an inter-company loan. This loan is repayable over a period of 5 years and, except for interest free periods totaling 12 months, carries interest at the rate of 8% per annum. The sale transaction produced a net gain of approximately $1.8 million. Envoy believes that the sale of John Street and the related assets was in the best interests of Envoy and its shareholders. John Street was an investment that was no longer consistent with Envoy’s strategic direction

On August 19, 2005 Envoy announced acceptance by the Toronto Stock Exchange (the “TSX”) of its notice of intention to purchase from time to time, if considered advisable, up to an aggregate of 2,013,702 common shares, representing approximately 10% of the public float of its common shares. All purchases of the common shares will be effected through the facilities of the TSX and/or the NASDAQ National Market (the “NASDAQ”). Purchases commenced on August 26, 2005 and will conclude on the earlier of the date on which purchases under the normal course issuer bid have been completed, and August 25, 2006. All shares purchased under this program will be cancelled. Envoy Communications Group Inc. has also filed a notice of intention to make a normal course issuer bid with applicable Canadian Securities Regulators. Under the terms of this normal course issuer bid, the Company had repurchased and cancelled 407,080 common shares for cash consideration of $1.1 million up to September 30, 2005. The average price of the shares repurchased during fiscal 2004 was $3.04 per share.
Pursuant to the terms of a normal course issuer bid which began on August 26, 2004 and ended on August 25, 2005, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. During fiscal 2004, under this normal course issuer bid, the Company repurchased and cancelled 274,440 common shares for cash consideration of $0.8 million and during fiscal 2005 the Company repurchased and cancelled 2,040,337 common shares for cash consideration of $6.3 million.
The Board of Directors of Envoy Communications Group Inc. believes that the proposed purchases are in the best interests of Envoy Communications Group Inc. and are a desirable use of corporate funds. All common shares purchased by Envoy Communications Group Inc. will be cancelled.
In November 2005, the Company announced that its Board of Directors has approved the immediate implementation of a restructuring plan. Accordingly, Envoy will incur a restructuring charge of approximately $1.6 million in the first quarter of fiscal 2006. The annual savings in salaries, benefits and other expenses associated with this restructuring is approximately $3.7 million. The restructuring involved downsizing of staff and writing off redundant fixed assets. The restructuring charge includes termination benefits, legal fees and lease terminations. The Company has sufficient cash on hand to fund the restructuring charges. Management believes that, by implementing the restructuring plan now, Envoy will be better positioned to remain profitable, if its clients’ historical spending patterns do not materialize in the short term. At this time, we expect the net revenue will decrease by about $8.0 million in fiscal 2006 compared to fiscal 2005. Management will be pro-active in implementing other initiatives to achieve organic sales growth, reduce operating expenses and improve efficiencies.
On September 21, 2005, Envoy advised its U.S. shareholders that it believes it will be characterized under the U.S. Internal Revenue Code as a passive foreign investment company (“PFIC”) for the fiscal year ended September 30, 2005, and may be a PFIC for subsequent fiscal years. This determination was made following a preliminary review by Envoy of its financial position in anticipation of its fiscal year end. Based on the year-end audited financial statements, this analysis was updated and the Company confirmed that it will be characterized as a PFIC under the U.S. Internal Revenue Code.
U.S. shareholders who held Envoy’s common shares during fiscal 2005 (or who hold Envoy’s common shares during any subsequent fiscal year when it is a PFIC) may be able to mitigate certain tax consequences of Envoy’s PFIC status by availing themselves of certain elections under the Internal Revenue Code, including a “qualified electing fund” (“QEF”) election or a “mark-to market” election. Envoy will complete the actions necessary, including providing the information necessary, for U.S. shareholders to make a QEF election. The deadline for a U.S. shareholder to file a QEF election or a “mark-to market” election is the due date of such U.S. shareholder’s federal income tax return (including extensions) for the taxable year to which such election relates. Envoy believes that this determination will not have any tax consequences to non-U.S. shareholders.

The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including QEF or “mark-to-market” elections.
U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to following Envoy’s fiscal year end in order to receive the necessary financial information.
During fiscal 2004 through two public offerings, Envoy raised gross proceeds of $66.5 million and net proceeds of $60.1 million. During fiscal 2004, Envoy successfully negotiated with its lenders and retired substantially all outstanding loan indebtedness. The balance of the funds raised in the public offerings will be used for general corporate purposes and potential acquisition and investment opportunities that Envoy determines have potential to create value for its shareholders and that either complements or provides an opportunity to diversify its current business.
Operating companies — significant items
The Watt group of companies (“Watt”), Envoy’s branding business, has proven successful at creating and executing private label programs and landmark store design, making Envoy a world authority in brand strategy and design for the retail sector. Watt’s lengthy history of success and innovation in the retail industry presents it with a spectrum of opportunities — from overall brand strategy to store design to private label program development — with key customers like grocers, mass merchants, pharmacies and home improvement companies.
Envoy continues to focus on its core strength, consumer and retail branding and has made a series of announcements in fiscal 2005 that highlight the significant opportunities Envoy is pursuing.
During fiscal 2005, Envoy announced new customer wins and relationships. Watt announced that is working with Carulla Vivero S.A. to re-define its private label program and to redesign their supermarket chain. In the United Kingdom, Watt Internationals UK subsidiary, Gilchrist was selected by Twinings to provide a blend of expertise in artwork, reprographics and workflow systems (Odin), and to manage brand implementation programs across its range of beverages. Watt International is working with Home Hardware to enhance the various formats and layouts of its retail environment to create a more captivating, informative, convenient and service-oriented shopping experience for customers.

Discussion of results
Net revenue for the twelve months ended September 30, 2005 was $43.2 million, compared to $37.0 million for the twelve months ended September 30, 2004, an increase of $6.2 million. We had originally expected to complete the acquisition of PW, and include their results from January 2005, but this was delayed until March 2005. Envoy expects net revenue to decrease by 22% in fiscal 2006 over 2005 based on a review of client spending plans.
Although revenues remain strong, the Company’s UK’s margins have decreased, due to increased price pressure. We believe that our proprietary software “ODIN” will allow Envoy to gain additional efficiencies in the near future, thus improving profitability.
Salaries expense for the twelve months ended September 30, 2005, was $28.7 million, compared to $24.8 million in the twelve months ended September 30, 2004, an increase of $3.9 million, of which $1.6 million was from the inclusion of Parker Williams. The labour to net revenue ratio for the twelve months ended September 30, 2005 was 66.5%, compared to 67.2% in the twelve months ended September 30, 2004. Subsequent to the year-end Envoy announced a restructuring plan which will reduce salary expense in fiscal 2006. As a result, Envoy expects its labour to net revenue ratio for fiscal 2006 to be approximately 67%, excluding the restructuring costs described earlier.
Occupancy costs increased to $3.0 million for the twelve months ended September 30, 2005, from $2.7 million for the twelve months ended September 30, 2004, an increase of $0.3 million. The occupancy cost to net revenue ratio was 7.0% for the twelve months ended September 30, 2005, compared to 7.4% for the twelve months ended September 30, 2004. Envoy expects its occupancy to net revenue ratio for fiscal 2006 to be approximately 10%.
As a result of the early repayment in fiscal 2004 of the outstanding debentures and the conversion of the remaining convertible debentures, Envoy was required to expense the unamortized value of the warrants and the conversion value of the convertible debentures in fiscal 2004. Accreted interest imputed on warrants and debentures was $2.6 million and interest expense and financing cost $1.0 million in fiscal 2004. Envoy has no expected future requirement for debt financing and, therefore, there was no accreted interest, in fiscal 2005. Envoy earned $0.1 million on cash balances during fiscal 2005.
Compared to our earnings guidance of $0.20 (excluding the net gain of $0.08 per share from the sale of John Street in the third quarter) per share for the current fiscal year, our earnings per share (including the net gain on the sale of John Street) was $0.27.
The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 24.

SELECTED ANNUAL INFORMATION

	Fiscal 2005	Fiscal 2004	Fiscal 2003

Net revenue	$43.2 million	$37.0 million	$37.7 million

Net earnings (loss):
From continuing operations	4.1 million	(2.7) million	2.5 million
From discontinued operations	1.8 million	(0.4) million	- million

Total	$ 5.9 million	($3.1) million	$ 2.5 million

Net earnings (loss) per share
Total
Basic	$0.27	$(0.18)	$0.58
Diluted	0.27	(0.18)	0.43

From continuing operations
Basic	$0.19	$(0.16)	$0.57
Diluted	0.19	(0.16)	0.42

From discontinued operations
Basic	$0.08	$(0.02)	$0.01
Diluted	0.08	(0.02)	0.01

As at:	Sep 30, 2005		Sep 30, 2004		Sep 30, 2003

Total assets		$83.0 million		$88.9 million	$ 38.0 million

Total long-term financial liabilities		$0.3 million		$0.4 million	$ 4.9 million

Cash dividends declared	$	nil	$	nil	$ nil

RESULTS OF OPERATIONS
FISCAL YEAR ENDED SEPTEMBER 30, 2005, COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2004
Net revenue Our net revenue represents our compensation for services. Our compensation from non-agency or “project related” services is primarily generated from project fees and hourly charges. Net revenue is net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
Net revenue for the twelve months ended September 30, 2005 was $43.2 million, compared to $37.0 million for the twelve months ended September 30, 2004, an increase of $6.2 million, or 16.8%.
Net revenue by type of service and by customer location:

	Net Revenue for the twelve months ended
		September 30
		(in millions)
By type of service	2005	% of total	2004	% of total
Consumer and retail branding	$43.2	100%	$37.0	100%

By customer location	2005	% of total	2004	% of total
Canada	$5.7	13%	$2.1	6%
United States	14.5	34%	14.2	38%
Europe *	23.0	53%	20.7	56%

	$43.2	100%	$37.0	100%

* Europe includes the United Kingdom and Continental Europe
Net revenue by type of service:
Net revenue from consumer and retail branding services increased $6.2 million in the twelve months ended September 30, 2005 compared to the twelve months ended September 30, 2004 an increase of 16.8%. After a review of client spending plans, we expect net revenue to decrease by about 22% in fiscal 2006.
Net revenue by customer location:
Net revenue from Canada increased $3.6 million, for the twelve months ended September 30, 2005 compared to the twelve months ended September 30, 2004, an increase of 175.5%. This increase in revenue in fiscal 2005 was a result of previously deferred client spending being completed in the year. As a result of the loss of a large client, we expect net revenue from Canada to decrease in fiscal 2006.
Net revenue from the U.S. has increased $0.3 million for the twelve months ended September 30, 2005 compared to the twelve months ended September 30, 2004, an increase of 2.5%.
Net revenue from Europe increased $2.3 million for the twelve months ended September 30, 2005, compared to the twelve months ended September 30, 2004, an increase of 10.6%, primarily as a result of the net revenue from including our Parker Williams acquisition.

Operating Expenses Salaries and benefits, general and administrative expenses and occupancy costs represent our operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.
Operating expenses increased by 14.5% to $38.9 million for the twelve months ended September 30, 2005 from $33.9 million for the twelve months ended September 30, 2004. Changes in operating expenses are as follow:
Salaries and benefits expense for the twelve months ended September 30, 2005 were $28.7 million, compared to $24.8 million for the twelve months ended September 30, 2004, an increase of $3.9 million or 15.5%, of which $1.6 million relates to including Parker Williams expenses. Salaries and benefits continue to be closely monitored to match expected revenues with labour costs. Included in salaries and benefits is stock based compensation for the twelve months ended September 30, 2005 of $0.3 million, compared to $0.2 million in the twelve months ended September 30, 2004. Salaries and benefits expense as a percent of net revenue was 66.5% for fiscal 2005 compared to 67.2% for fiscal 2004. Envoy expects that salaries and benefits expense will be 67% of sales in fiscal 2006.
General and administrative expenses for the twelve months ended September 30, 2005 were $7.2 million, compared to $6.4 million for the twelve months ended September 30, 2004, an increase of 12.5%. Included in general and administrative expenses is foreign exchange expense of $0.3 million for fiscal 2005, compared to $0.4 million for fiscal 2004. General and administrative expense as a percent of net revenue was 16.6% for fiscal 2005 compared to 17.3% for fiscal 2004. Envoy expects that general and administrative expenses will be 15% of sales in fiscal 2006 as a result of the Company reducing or eliminating discretionary expenses.
Occupancy costs for the twelve months ended September 30, 2005 were $3.0 million, compared to $2.7 million for the twelve months ended September 30, 2004, an increase of 9.7%. Occupancy costs as a percent of net revenue was 7.0% for fiscal 2005 compared to 7.4% for fiscal 2004. Envoy expects that occupancy expense will be 10% of sales in fiscal 2006. The expected increase is due primarily to the Company’s UK operations relocating to new premises in fiscal 2006, and to the expectation that utilities costs will continue at higher levels than has been experienced recently.
Depreciation expense Depreciation expense for the twelve months ended September 30, 2005 was $2.6 million, compared to $2.4 million for the twelve months ended September 30, 2004.
Interest (income) expense and financing costs and accreted interest Interest (income) expense and financing costs and accreted interest for the twelve months ended September 30, 2005 was an income amount of $0.1 million, compared to an expense of $3.5 million for the twelve months ended September 30, 2004. During fiscal 2004, all of the outstanding bank indebtedness and debentures were repaid from the proceeds of the public offering. Therefore, in fiscal 2005 there was no interest expense and finance costs or accreted interest relating to these items.
Investment earnings Investment earnings for the twelve months ended September 30, 2005 was $2.8 million, compared to $0.4 for the twelve months ended September 30, 2004. Investment earnings represent the income earned on the cash and marketable securities held in the investment portfolio. We expect that our investment earnings will be in the range of approximately $3.5 to $4.5 million, depending on the assets under investment, market conditions, bond yields, interest rates, dividend yields and general economic factors, and as a result of changes in the mandate provided to the portfolio manager. These changes allow the manager greater flexibility in selecting longer term fixed income securities and high yielding securities, while still maintaining a high quality portfolio.

Income from discontinued operations Effective June 30, 2005, after a review of the ongoing viability, future prospects and cash requirements of our John Street advertising business, we sold the business for proceeds of $1.2 million to the management of John Street. Certain equipment was also sold for proceeds of $0.3 million to the same group. The income from discontinued operations reflects the operations of this business during the periods presented, and the gain on sale of our investment in this business. The income from discontinued operations, including the gain on sale of the business, was $1.8 million for the twelve months ended September 30, 2005, compared to a loss of $0.4 million on the sale of Communique Incentives Inc. (“Communique”), for the twelve months ended September 30, 2004.
Net earnings (loss) We had net earnings of $5.9 million for the twelve months ended September 30, 2005, compared to a loss of ($3.1) million for the twelve months ended September 30, 2004, an increase of $9.0 million.

ANALYSIS OF USE OF PROCEEDS FROM PUBLIC OFFERING
Through public offerings in fiscal 2004, Envoy raised $66.5 million gross proceeds ($60.1 million net proceeds). In the short form prospectus issued with the public offerings, Envoy indicated that the net proceeds of the offering would be used for general corporate purposes and potential acquisition and investment opportunities that it determined have the potential to create value for Envoy shareholders, and that either complement or provide an opportunity to diversify the current business of Envoy. Envoy retained broad discretion in allocating the net proceeds of the public offering.

Fiscal 2004
(in millions)

Net proceeds from public offering	$60.1

Net proceeds were used to:
Repay short-term debt	6.9
Redeem outstanding shares	0.8
Repay outstanding long-term debt	5.2
Allocated to investment portfolio	46.7
Other working capital changes	0.5

Total use of proceeds	$60.1
As a result of repaying the outstanding debt, Envoy has established financial flexibility and is able to take advantage of acquisition and investment opportunities as they are identified.
COMMITMENTS AND CONTRACTUAL OBLIGATIONS
Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2005:

		Due in 1	Due between	Due between	Due after 5
	Total	year or less	years 2 and 3	years 4 and 5	years
Operating leases	$9,185,268	$1,756,172	$2,900,498	$1,952,240	$2,576,358
Long term debt	361,018	108,925	252,093	—	—

Total contractual cash obligations	$9,546,286	$1,865,097	$3,152,591	$1,952,240	$2,576,358

SUMMARY OF QUARTERLY RESULTS

	Q4 2005	Q3 2005	Q2 2005	Q1 2005

Net revenue	$11.9 million	$12.0 million	$10.2 million	$9.1 million

Net earnings (loss):
From continuing operations	$0.9 million	$1.7 million	$0.8 million	$0.7 million
Including discontinued operations	$0.9 million	$3.6 million	$0.8 million	$0.6 million

Net earnings (loss) per share
From continuing operations
Basic	$0.04	$0.08	$0.04	$0.03
Diluted	$0.04	$0.08	$0.04	$0.03
Including discontinued operations
Basic	$0.04	$0.17	$0.04	$0.03
Diluted	$0.04	$0.17	$0.04	$0.03

	Q4 2004	Q3 2004	Q2 2004	Q1 2004

Net revenue	$9.1 million	$10.0 million	$9.7 million	$8.2 million

Net earnings (loss):
From continuing operations	($0.3) million	$1.1 million	($3.0) million	($0.5) million
Including discontinued operations	($0.3) million	$1.2 million	($3.6) million	($0.5) million

Net earnings (loss) per share
From continuing operations
Basic	($0.01)	$0.05	($0.26)	($0.06)
Diluted	($0.01)	$0.05	($0.26)	($0.06)
Including discontinued operations
Basic	($0.01)	$0.06	($0.30)	($0.06)
Diluted	($0.01)	$0.06	($0.30)	($0.06)

Liquidity and Capital Resources
As at September 30, 2005, Envoy had working capital of $35.9 million and a cash balance of $4.2 million, compared to September 30, 2004, when it had a working capital of $47.8 million and a cash balance of $3.7 million. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $22.1 at September 30, 2005 and $36.1 million at September 30, 2004. Working capital was used to repurchase 2,447,417 shares of the company for cash consideration of $7.4 million pursuant to the normal course issuer bid. Also, it was used for the acquisition of Parker Williams, in the amount of $4.8 million, less cash acquired of $0.7 million as described in Note 7. The company also purchased capital assets in the amount of $4.4 million.
Net cash provided by operating activities was $1.6 million for the twelve months ended September 30, 2005 compared to $0.3 million used in operating activities for the twelve months ended September 30, 2004. Cash provided from continuing operations was used to finance an increase in receivables from clients related to the significant increase in net revenue in the fourth quarter, and was also used to reduce the accounts payable.
Net cash used in financing activities was $7.7 million for the twelve months ended September 30, 2005, compared to $52.3 million provided by financing activities for the twelve months ended September 30, 2004. During the twelve months ended September 30, 2004, Envoy raised $60.7 million from a public share offering and the proceeds from the exercise of options and warrants, and also raised $4.5 million from an issue of term loans and from debentures. During the same period, Envoy used the proceeds to repay all significant outstanding borrowings, including the repayment of the debentures issued in the period. Since August 26, 2004, Envoy has been engaged in a share buyback program which has used cash of $7.4 million during the current fiscal year.
Net cash provided by investing activities was $6.5 million for the twelve months ended September 30, 2005, compared to net cash used in investing activities of ($48.0) million for the twelve months ended September 30, 2004. The short term investment portfolio has been drawn down during fiscal 2005 by $15.0, which was used as investing activities in the acquisition of Parker Williams and for the purchase of capital assets. During the twelve months ended September 30, 2004, Envoy invested $46.7 million of the proceeds of the public share offering in an investment portfolio managed by an external adviser. All financial instruments held in the portfolio are traded in active and liquid markets and the fair market value of the portfolio was determined by using the closing market prices at September 30, 2005 of the individual financial instruments.

THREE MONTHS ENDED SEPTEMBER 30, 2005, COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2004
Net revenue Net revenue for the three months ended September 30, 2005 was $11.9 million, compared to $9.1 million for the three months ended September 30, 2004, an increase of $2.8 million, or 31.1%.
Net revenue by type of service and by customer location:

	Net Revenue for the three months ended
		September 30
		(in millions)
By type of service	2005	% of total	2004	% of total

Consumer and retail branding	$11.9	100%	$9.1	100%

By customer location	2005	% of total	2004	% of total

Canada	$1.6	14%	$0.6	6%
United States	4.3	35%	2.6	29%
Europe *	6.0	51%	5.9	65%

	$11.9	100%	$9.1	100%

*	Europe includes the United Kingdom and Continental Europe
Net revenue by type of service:
Net revenue from consumer and retail branding services increased $2.8 million in the three months ended September 30, 2005 compared to the three months ended September 30, 2004 an increase of 31.1%.
Net revenue by customer location:
Net revenue from Canada increased $1.0 million, for the three months ended September 30, 2005 compared to the three months ended September 30, 2004, an increase of 186.8%. This increase in revenue in the fourth quarter of fiscal 2005 compared to fiscal 2004 was a result of previously deferred client spending being completed in the quarter.
Net revenue from the U.S. has increased $1.7 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004, an increase of 63.8%.
Net revenue from Europe increased $0.1 million for the three months ended September 30, 2005, compared to the three months ended September 30, 2004, an increase of 1.9%.
Operating Expenses
Operating expenses increased by 17.1% to $10.7 million for the three months ended September 30, 2005 from $9.1 million for the three months ended September 30, 2004. Changes in operating expenses are as follow:
Salaries and benefits expenses for the three months ended September 30, 2005 were $8.2 million, compared to $6.5 million for the three months ended September 30, 2004, an increase of $1.7 million or 25.3%. Salaries and benefits continue to be closely monitored to match expected revenues with labour costs.
General and administrative expenses for the three months ended September 30, 2005 were $1.8 million, the same as for the three months ended September 30, 2004.

Occupancy costs for the three months ended September 30, 2005 were $0.7 million, compared to $0.8 million for the three months ended September 30, 2004, a decrease of $0.1 million or 19.0%.
Depreciation expense Depreciation expense for the three months ending September 30, 2005 was $0.8 million, compared to $0.6 million for the three months ended September 30, 2004, an increase of 25.3%.
Interest (income) expense and financing costs Interest (income) expense and financing costs for the three months ended September 30, 2005 and for the same period in fiscal 2004 was $0.0 million.
Investment earnings Investment earnings for the three months ended September 30, 2005 was $0.8 million, compared to $0.3 million for the three months ended September 30, 2004. Investment earnings represent the net income earned on the cash and marketable securities held in the investment portfolio.
Earnings (loss) from discontinued operations Earnings from discontinued operations was $nil for the three months ended September 30, 2005, and a loss of $0.2 million for the three months ended September 30, 2004.
Net earnings (loss) Envoy had net earnings of $0.9 million for the three months ended September 30, 2005, compared to net loss of $0.3 million for the three months ended September 30, 2004, an increase of $1.2 million.
TRANSACTIONS WITH RELATED PARTIES
During fiscal 2005, the Company paid one of its directors $57,500 (2004 — $266,100; 2003 — $312,589) for legal services.
At September 30, 2004, Envoy purchased from the executive officers of John Street the 30% of the shares of John Street which it did not already own (see Note 23). Effective June 30, 2005, Envoy completed the sale of the shares of John Street and related assets to the management of John Street for a gross sale price of $1,500,000. The purchase price for the shares was $1,200,000 and for the related assets was $300,000. The sale transaction produced a net gain of $1,801,507. As at June 30, 2005, John Street was also indebted to Envoy in the amount of $675,000 on account of an inter-company loan. Both the unpaid purchase price and the inter-company loan are unsecured, are payable over a period of 5 years and, except for interest free periods totaling 12 months, carry interest at the rate of 8% per annum. At September 30, 2005, the amount of the outstanding indebtedness was $2,075,485.
During fiscal 2004, certain executives of the Company loaned the Company an amount of $100,000, and a relative of a director loaned the Company an amount of $150,000. These debentures bore an interest rate of 10% per annum and included warrants to purchase a total of 125,000 shares at $0.15 per share. During fiscal 2004, these debentures were repaid.
During fiscal 2003, relatives of the Chief Executive Officer loaned the Company $225,000 of which $150,000 was outstanding at September 30, 2003. The loan bore an interest rate of 10% per annum and was repayable on demand. During fiscal 2004, the loan was repaid.
During fiscal 2003, relatives of a director loaned the Company $75,000. The loan bore an interest rate of 10% per annum and was repayable on demand. The loan was repaid prior to the fiscal 2003 year end.
During fiscal 2003, the Company borrowed from relatives of the Chief Executive Officer and a director an amount of $1,850,000 and issued to them convertible debentures in respect of the loans. Of the $1,850,000, an amount of $1,070,000 was outstanding at September 30, 2003.

During fiscal 2004 all the convertible debentures were converted into additional shares, as described in Note 10.
At January 1, 2004, the Company sold the operations of Communique to an executive of the subsidiary (see Note 23).
Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

CRITICAL ACCOUNTING POLICIES
The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 24 to the Financial Statements.
Inherent in the application of some of these policies is the judgement by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must take appropriate estimates at the time the Financial Statements are prepared.
Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.
Goodwill Goodwill represents the excess of the purchase price over the fair value of the net assets of the entities acquired at the respective dates of acquisition. Envoy assesses the recoverability of the carrying value of its goodwill on an annual basis. As part of the evaluation, Envoy considers several factors, including the operating results and trends, movement in major clients and key client service personnel, changes in client relationships and general economic conditions. Significant changes in these factors could result in an impairment of goodwill.
Goodwill is considered to be impaired if the future anticipated undiscounted operating cash flows from the acquired businesses are less than the carrying value of the goodwill. These cash flow projections require management to make certain assumptions regarding future revenue and expenses. When impairment is determined, the related loss is charged to earnings and is measured by the excess of the carrying value of the goodwill over its fair value based on estimated discounted future operating cash flows.
Intangible assets To determine the value of intangible assets acquired in an acquisition, the Company considers the expected impact on cash flows of the asset, the inherent uncertainty of estimates, and the time value of money. The intangible assets are amortized over a period considered to represent their useful life. Intangible assets are reviewed each year and if circumstances indicate that the carrying amounts may not be recoverable, a write-down would be charged to operations in the period.
Income Taxes Envoy accounts for income taxes using the liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.
Stock Based Compensation and Other Stock based Payments Effective October 1, 2003, Envoy adopted the revisions to CICA handbook Section 3870 that required the use of the fair value method for all stock-based compensation transactions. The application of this accounting methodology requires management to estimate a number of variables, including the risk free rate, and the expected volatility of the stock price. The amounts determined for these variables, which are detailed in Note 12(e), have a significant impact on the values assigned to the stock options.

IMPACT OF RECENTLY ISSUED CANADIAN ACCOUNTING STANDARDS
There has been no significant impact on fiscal 2005 results as a result of any recently issued Canadian Accounting Standards.
IMPACT OF RECENTLY ISSUED UNITED STATES ACCOUNTING STANDARDS
In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R (Revised), Share-Based Payment which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. In addition, public companies using the fair value method will recognize compensation expense for the unvested portion of awards outstanding as of the effective date based on their grant date fair value as calculated under the original provisions of SFAS 123.
The pronouncement was to be effective at the beginning of the first interim or annual period beginning after June 15, 2005, however, in April 2005, an amendment was issued to delay the effective date to the first fiscal year that begins after June 15, 2005. The Company will adopt the new pronouncement effective October 1, 2005.

RISKS AND UNCERTAINTIES
Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. Envoy is subject to these risks and uncertainties and actively manages them as follows:
General economic conditions The marketing and communication industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets. A significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy. In an effort to offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, operating across North America and in the United Kingdom.
Client concentration The Company receives a significant portion of its revenues from a limited number of large clients. The loss of any such clients could adversely impact the Company’s prospects, business, financial condition and results of operations. For the year ended September 30, 2005, the Company’s top three clients accounted for 58% of its consolidated net revenue. The Company expects reliance on a limited number of its clients to continue into the future. The failure to achieve continued design wins from one or more of these significant clients without adding new sources of net revenue could have an adverse effect on the Company’s financial results.
Interest rate risk Envoy’s debt under its lending facilities is described in Note 9 to the Financial Statements. During fiscal 2004, Envoy repaid much of the debt that had been outstanding during previous years, including the bank credit facility that had carried a variable interest rate based on the prime rate. At September 30, 2005, Envoy has minimal exposure to changes in the interest rate.
Market risk Market risk is the risk of loss of value in Envoy’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified.
Foreign currency risk Envoy is subject to currency risk through its activities in the United States and in the United Kingdom. Unfavourable changes in the exchange rate may adversely affect the operating results of Envoy. Envoy does not currently use derivative instruments or foreign currency contracts to reduce its exposure to foreign currency risk, although the use of these instruments is currently being considered.
International exposure The Company’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding restrictions on repatriation of earnings and changes in the political or economic conditions of a specific country or region, particularly in emerging markets. The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.,
Key personnel Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. An inability to hire or retain qualified personnel could have a material adverse effect on Envoy. To reduce the risk of losing valued employees, Envoy strives to maintain a positive work environment that values the contributions of its employees.

Credit risk Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that Envoy is not subject to significant concentration of credit risk. As at September 30, 2005, Envoy had one customer, who represented 18% of accounts receivable and one customer who represented 17% of accounts receivable as at September 30, 2004.
Future acquisitions The Company has grown in the past through strategic acquisitions and regularly reviews other potential acquisitions of businesses that are complementary to its businesses. As part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given acquisition and may not identify all of the risks relating to the acquisition.
OTHER INFORMATION
Share Consolidation (Reverse stock split)
On January 21, 2005 Envoy announced that its Board of Directors had approved the filing of Articles of Amendment to consolidate its common shares on the basis of one new common share for every five common shares currently outstanding. The share consolidation affected all common shares, warrants and stock options of Envoy outstanding on the effective date of February 10, 2005. Any fractional shares resulting from this consolidation were adjusted to the nearest full common share. The number of Envoy common shares outstanding prior to consolidation was 112,539,318 and post-consolidation was 22,507,864. The earnings per share figures presented are after giving effect to the share consolidation.
Amendment to terms of warrants
At a meeting held on June 25, 2004, the holders of the warrants (the “First Warrantholders”) issued pursuant to the warrant indenture (the “First Warrant Indenture”) between Envoy and Computershare Trust Company of Canada (“Computershare”) dated February 20, 2004, approved the replacement of the warrant indenture (the “Second Warrant Indenture”) between Envoy and Computershare dated May 12, 2004 by the First Warrant Indenture as the instrument governing the terms of the warrants issued pursuant to the Second Warrant Indenture.
Increase in authorized share capital
At a special meeting of shareholders Envoy held on January 8, 2004, the shareholders approved an amendment to the Articles of Envoy to increase its authorized share capital from 10,000,000 common shares to 40,000,000 common shares.
Other items
At September 30, 2005, there were 21,007,517 common shares of Envoy issued, compared to 23,416,600 issued at September 30, 2004.
Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.

Forward Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements

Envoy Communications
Group Inc.
Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2005,
2004 and 2003

Contents

Auditors’ Report — BDO Dunwoody LLP	2

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences	3

Financial Statements

Consolidated Balance Sheets	4

Consolidated Statements of Operations	5

Consolidated Statements of Deficit	6

Consolidated Statements of Cash Flows	7-8

Notes to Consolidated Financial Statements	9-40

BDO Dunwoody LLP	60 Columbia Way Suite 400
Chartered Accountants	Markham, Ontario Canada L3R 0C9
and Advisors	Telephone: (905) 946-1066
Telefax: (905) 946-9524
Auditors’ Report

To the Shareholders of Envoy Communications Group Inc.
We have audited the consolidated balance sheets of Envoy Communications Group Inc. as at September 30, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for each of the three years in the period ended September 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2005, in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
Toronto, Ontario
November 21, 2005
BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

BDO Dunwoody LLP	60 Columbia Way Suite 400
Chartered Accountants	Markham, Ontario Canada L3R 0C9
and Advisors	Telephone: (905) 946-1066
Telefax: (905) 946-9524
Comments by Auditor for U.S. Readers
  On Canada-U.S. Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 (i) and 2 (n) of the financial statements. Our report to the Shareholders dated November 21, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the Auditors’ Report when the changes are properly accounted for and adequately disclosed in the financial statements.
Chartered Accountants
Toronto, Ontario
November 21, 2005
BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

Envoy Communications Group Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

September 30	2005	2004

Assets

Current
Cash	$4,209,920	$3,655,338
Investments (Note 3)	22,113,957	36,144,879
Accounts receivable (Note 4)	16,665,140	14,807,829
Future income taxes (Note 15)	301,384	1,500,000
Prepaid expenses	1,203,814	1,018,091
Loan receivable (Note 8)	265,082	—
Discontinued operations (Note 23)	—	2,306,319

	44,759,297	59,432,456

Investments (Note 3)	10,994,238	10,285,563
Loans receivable (Note 8)	1,810,403	—
Capital assets (Note 6 & Note 21)	6,879,312	5,115,823
Goodwill (Note 5 & Note 21)	12,949,126	10,216,101
Intangible assets (Note 5)	241,886	—
Other assets	9,176	34,377
Future income taxes (Note 15)	5,308,089	3,491,285
Discontinued operations (Note 23)	—	303,922

	$82,951,527	$88,879,527

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$7,663,658	$7,158,467
Income taxes payable	456,459	485,217
Deferred revenue	614,051	2,051,197
Current portion of long-term debt (Note 9)	108,925	297,294
Discontinued operations (Note 23)	—	1,634,623

	8,843,093	11,626,798

Long-term debt (Note 9)	252,093	361,230

	9,095,186	11,988,028

Minority interest (Note 7)	300,858	—

Shareholders’ equity
Share capital (Note 12)	105,204,765	117,447,261
Contributed surplus (Note 13)	5,574,057	726,554
Warrants (Note 12)	6,542,456	6,542,456
Deficit	(42,402,587)	(48,344,277)
Stock based compensation (Note 12)	789,792	445,641
Cumulative translation adjustment	(2,153,000)	73,864

	73,555,483	76,891,499

	$82,951,527	$88,879,527

On behalf of the Board:
(signed)	(signed)
Geoffrey B. Genovese,	John H. Bailey,
Director	Director
The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Consolidated Statements of Operations
(Expressed in Canadian dollars)

For the years ended September 30	2005	2004	2003

Net revenue	$43,157,023	$36,963,957	$37,742,288

Operating expenses:
Salaries and benefits (Note 12)	28,698,495	24,846,926	24,454,254
General and administrative (Note 16)	7,178,328	6,378,590	5,406,388
Occupancy costs	3,009,008	2,743,120	2,939,418

	38,885,831	33,968,636	32,800,060

Depreciation	2,641,875	2,383,340	2,280,644

Amortization of intangible assets (Note 5)	45,327	—	—

Investment earnings (Note 3)	(2,830,676)	(406,683)	—

Accreted interest imputed on warrants and debentures (Notes 10 and 11)	—	2,552,991	718,321

Interest (income) expense and financing costs (Note 11)	(81,479)	995,601	1,989,366

	38,660,878	39,493,885	37,788,391

Earnings (loss) before, restructuring costs recovery, gain on disposal of subsidiaries, income taxes, minority interest and discontinued operations	4,496,145	(2,529,928)	(46,103)

Restructuring costs recovery (Note 18)	—	—	267,212

Gain on disposal of subsidiaries (Notes 16 & 17)	—	—	2,499,604

Earnings (loss) before income taxes, minority interest and discontinued operations	4,496,145	(2,529,928)	2,720,713

Income tax expense (Note 15)	206,154	150,424	237,264

Earnings (loss) before minority interest and discontinued operations	4,289,991	(2,680,352)	2,483,449

Minority interest (Note 7)	149,808	—	—

Earnings (loss) from continuing operations	4,140,183	(2,680,352)	2,483,449

Earnings (loss) from discontinued operations, net of income taxes (Note 23)	1,801,507	(426,452)	55,313

Net earnings (loss)	$5,941,690	$(3,106,804)	$2,538,762

Earnings (loss) per share (Note 14)
Net earnings (loss)
Basic	$0.27	$(0.18)	$0.58
Diluted	$0.27	$(0.18)	$0.43

Continuing operations
Basic	$0.19	$(0.16)	$0.57
Diluted	$0.19	$(0.16)	$0.42

Discontinued operations
Basic	$0.08	$(0.02)	$0.01
Diluted	$0.08	$(0.02)	$0.01

Weighted average number of common shares outstanding	22,137,757	17,062,152	4,334,813

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Consolidated Statements of Deficit
(Expressed in Canadian dollars)

For the years ended September 30	2005	2004	2003

Deficit, beginning of year	$(48,344,277)	$(45,237,473)	$(47,776,235)

Net earnings (loss)	5,941,690	(3,106,804)	2,538,762

Deficit, end of year	$(42,402,587)	$(48,344,277)	$(45,237,473)

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

For the years ended September 30	2005	2004	2003

Cash flows from operating activities:
Net earnings (loss) from continuing operations	$4,140,183	$(2,680,352)	$2,483,449

Items not involving cash:
Future income taxes (recovery)	(618,188)	(333,632)	142,687
Depreciation	2,641,875	2,383,340	2,280,644
Minority interest	149,808	—	—
Amortization of deferred financing charges	—	21,110	108,996
Amortization of intangible assets	45,327	—	—
Debentures and term notes accretion	—	2,552,991	718,321
Stock based compensation	344,151	200,117	23,268
Realized (gains) losses on investments	(1,633,967)	61,650	—
Gain on disposal of subsidiaries	—	—	(2,499,604)
Cumulative translation on closure of Hampel Stefanides (Note 16)	—	—	(841,081)
Write-down of capital assets	—	—	356,865

Net change in non-cash working capital balances:
Accounts receivable	(1,024,182)	(1,660,730)	(444,960)
Prepaid expenses	(164,438)	(200,984)	(130,767)
Accounts payable and accrued liabilities	(631,070)	(1,711,503)	258,831
Income taxes payable/recoverable	(217,040)	162,973	2,863,177
Deferred revenue	(1,437,146)	1,009,212	(161,510)
Amounts collected in excess of pass-through costs incurred	—	—	76,591
Long-term restructuring costs	—	(337,407)	(454,868)
Other	43,368	203,063	41,693

Net cash provided by (used in) operating activities	1,638,681	(330,152)	4,821,732

Cash flows from financing activities:
Long-term debt borrowings	—	4,500,000	1,079,441
Long-term debt repayments	(297,506)	(5,150,000)	(4,835,314)
Short-term debt repayments	—	(6,885,125)	—
Issuance of common shares, net of share issue costs	47,917	60,670,009	109,084
Issuance of convertible debentures	—	—	2,000,000
Redemption of common shares	(7,442,910)	(816,549)	—

Net cash (used in) provided by financing activities	(7,692,499)	52,318,335	(1,646,789)

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)

For the years ended September 30	2005	2004	2003

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired of $730,496 (2004 — $nil; 2003 — $nil)	$(4,059,455)	$—	$(104,137)
Purchase of capital assets	(4,387,425)	(1,581,768)	(1,018,910)
Proceeds on sale of capital assets	—	—	176,106
Repayment on loan receivable	33,516	—	—
Investments	14,956,214	(46,444,152)	—

Net cash provided by (used in) investing activities	6,542,850	(48,025,920)	(946,941)

Change in cash balance due to foreign exchange	98,908	(186,668)	74,585

Discontinued operations	(33,358)	(1,192,111)	(590,231)

Net change in cash	554,582	2,583,484	1,712,356

Cash, beginning of year	3,655,338	1,071,854	(640,502)

Cash, end of year	$4,209,920	$3,655,338	$1,071,854

Supplemental cash flow information:
Interest paid	$66,555	$993,634	$1,977,822
Income taxes paid	863,100	742,443	45,800

Supplemental disclosure of non-cash transactions:
Conversion of debentures	—	4,200,284	1,540,343
Capital assets acquired under capital leases	—	56,163	—

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30,2005,2004, and 2003
1.   Nature of Business
The Company, continued under the Business Corporations Act (Ontario), has operations in the United States, the United Kingdom and Canada and provides consumer and retail branding services.
Basis of Presentation
(a)	The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 24.

(b)	Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2005.

(c)	The comparative figures have been restated as a result of the discontinued operations described in Note 23.
2.  Significant Accounting Policies
(a)	Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Envoy Communications Group Inc. Intercompany balances and transactions are eliminated on consolidation.
Significant subsidiaries as at September 30, 2005 and 2004 and 2003 are as follows:

	2005	2004	2003	Jurisdiction of
Company	%ownership	%ownership	%ownership	incorporation

Watt International Inc.	100	100	100	Ontario
Watt Gilchrist Limited	100	100	100	United Kingdom
Communique
Incentives Inc.	—	—	100	Ontario
John Street Inc.	—	100	70	Ontario
Parker Williams
Design Limited	65	—	—	United Kingdom
(b)	Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
2. Significant Accounting Policies (continued)
(c)	Capital Assets
Capital assets are recorded at cost and are amortized (depreciated) over their estimated useful lives as follows:

Asset	Basis	Rate

Computer equipment and software	Declining balance	30% — 50%
Furniture and equipment	Declining balance	20%
Leasehold improvements	Straight line	initial term of lease
+ 1 option period
Equipment under capital leases	Straight line	3 — 5 years
(d)	Revenue Recognition
The Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:
(i)	deferred revenue representing only fees billed and collected in advance of such fees being earned;

(ii)	the reimbursable pass-through costs which are included in unbilled accounts receivable; and

(iii)	work in process represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.
Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred. The third party charges are for actual costs related to outsourced goods and services for specific projects.
Net revenue represents the Company’s compensation for its non-agency services and is recognized only when collection of such net revenue is probable. The Company’s non-agency projects are short-term in nature.
Fees earned for non-agency services are recognized either upon the performance of the Company’s services when the Company earns a per-diem fee, or in the case of a fixed fee, when the Company’s services are substantially complete and accepted by the client. Fees earned but not yet billed are included in accounts receivable. Fees billed to clients in excess of fees recognized as net revenue are classified as deferred revenue.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
2. Significant Accounting Policies (continued)
(e)	Goodwill
Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.
The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill. When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary. When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed on a business combination. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.
(f)	Intangible assets
The Company uses the provisions of the CICA Handbook section 1581, “Business Combinations” and section 3065, “Goodwill and other intangible assets” to determine the value of intangible assets acquired in an acquisition. In determining the value, the Company considers the expected impact on cash flows of the asset, the inherent uncertainty of estimates, and the time value of money. The intangible assets are amortized over a period considered to represent their useful life. Intangible assets are reviewed each year and if circumstances indicate that the carrying amounts may not be recoverable, a write-down would be charged to operations in the period.
(g)	Foreign currency translation
The financial statements of the Company’s foreign subsidiaries, all of which are self-sustaining operations, are translated using the current rate method, whereby the assets and liabilities of such foreign operations are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average exchange rate for the year. Translation gains or losses are deferred and included as a separate component of shareholders’ equity as Cumulative Translation Adjustment.
In respect of the Company’s and its subsidiaries’ foreign currency transactions, at the transaction date, each asset, liability, revenue and expense is translated into the base currency of the unit by the use of the exchange rate in effect at that date. At the year-end date, monetary assets and liabilities are translated into the base currency of the unit by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in earnings in the current year.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
2. Significant Accounting Policies (continued)
(h)	Income taxes
The Company accounts for income taxes using the liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.
(i)	Stock-based compensation
For fiscal 2003, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants (“CICA”) handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. These standards require that direct awards of stock or liabilities incurred, or other compensation arrangements that are based on the price of common stock, be measured at fair value at each reporting date, with the change in fair value reported in the Statement of Operations. The Company did not use the fair value method to account for employees stock based compensation plans, but disclosed pro-forma information for options granted in fiscal 2003 (See note 12(d)).
Effective October 1, 2003, the Company adopted the revisions to section 3870 that required the use of the fair value method for all stock-based compensation transactions. The Company, as permitted by section 3870, has adopted the change prospectively for options granted on or after October 1, 2003.
(j)	Earnings per share
The Company uses the provisions of “CICA” Handbook section 3500, “Earnings per Share.” Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants under the treasury stock method and potential shares issuable upon conversion of convertible debt using the if converted method.
(k)	Business combinations
The Company uses the provisions of the CICA Handbook section 1581, “Business Combinations”. All business combinations are accounted for using the purchase method of accounting. The value of shares issued in a business combination are measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Intangible assets that meet specific criteria are recognized and reported apart from goodwill.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
2. Significant Accounting Policies (continued)
(l)	Investments
The Company uses the provisions of the CICA Handbook section 3010, “Temporary Investments”, and section 3050 “Long-term investments”. Investments are classified as short term or long term based on managements intended holding period. Investments are classified as current assets only if capable of reasonably prompt liquidation, and include temporary holdings of marketable securities.
The short term investments are carried at the lower of carrying value or market value of the portfolio at the balance sheet date. Investments are classified as long term assets where management has indicated a long term intended holding period. The long term investments are carried at carrying value and are written down to market price if there has been a decline in value in the portfolio that is not considered to be temporary. Once a write-down has been made of the short term or the long term portfolio, it is not reversed in the event of a subsequent increase in value. For the purposes of calculating a gain or loss on the sale of an investment, the cost of the investment sold is calculated on the basis of the average carrying value.
(m)	Impairment of long-lived assets
In accordance with CICA Handbook section 3063, “Impairment of long-lived assets”, an impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.
(n)	Discontinued operations
Effective October 1, 2004, the Company uses the provisions of the CICA Handbook section 3475, “Disposal of long-lived assets and discontinued operations”. The results of operations of a business that has either been disposed of, or is held for sale, is reported as discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the Company’s ongoing operations, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, less applicable taxes are reported as a separate element of income or loss before extraordinary items for both current and prior periods.
For businesses that were disposed of prior to the adoption of these new standards, the Company includes the results of their operations in the financial results of continuing operations.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
3. Investments

	2005	2004

Short term
Cash	$1,217,017	$—
Discount securities	20,896,940	3,820,247
Fixed income	—	32,324,632

	$22,113,957	$36,144,879

Long term
Discount securities	$8,541,760	$—
Fixed income	1,703,543	9,432,175
Equities	748,935	853,388

	$10,994,238	$10,285,563

Total investments	$33,108,195	$46,430,442

The portfolio is invested in marketable securities, including discount notes, fixed income securities and common shares. All financial instruments held in the portfolio are traded in active and liquid markets, and the fair market value of the portfolio was determined by using the closing market prices at September 30, 2005 of the individual financial instruments. At September 30, 2005, the discount securities mature within six months at their face value. The fixed income securities are interest bearing instruments with maturities up to 10 years, and bear interest at rates that average 3.9%.
The fair value of the short term and long term investments at September 30, 2005 was $22,113,957 and $10,988,369, (2004 — $36,183,729 and $10,421,139), respectively. The investment portfolio earned $2,830,676 during fiscal 2005 (2004 – $406,683 and 2003 — $nil), after deducting portfolio management and custody fees.
4. Accounts receivable

	2005	2004

Trade receivables	$11,040,626	$7,275,956
Accrued revenue	3,926,699	6,692,820
Work in process	1,697,815	839,053

	$16,665,140	$14,807,829

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
5. Goodwill and other intangible assets
The changes in the carrying amount of goodwill for the year ended September 30 were as follows:

	2005	2004

Goodwill – beginning of year	$10,216,101	$10,059,178
Additions (Note 7)	4,152,369	—
Cumulative translation adjustment	(1,419,344)	156,923

Goodwill – end of year	$12,949,126	$10,216,101

At September 30, 2005, 2004 and 2003 respectively, the Company assessed the carrying values of goodwill and concluded that no write-down was required.
The changes in the carrying amount of other intangible assets for the year ended September 30 were as follows:

	2005	2004

Intangible assets – beginning of year	$—	$—
Additions (Note 7)	330,849	—
Amortization	(45,327)	—
Cumulative translation adjustment	(43,636)	—

Intangible assets – end of year	$241,886	$—

The value assigned to the intangible assets was determined based on a review of the purchase agreement for Parker Williams Design Ltd., detailed in Note 7. It is being amortized over five years.
6. Capital assets

		Accumulated	Net book
2005	Cost	depreciation	value

Computer equipment and software	$10,992,982	$7,919,603	$3,073,379
Furniture and equipment	1,056,443	936,790	119,653
Leasehold improvements	6,231,425	2,584,920	3,646,505
Equipment under capital leases	1,164,836	1,125,061	39,775

	$19,445,686	$12,566,374	$6,879,312

		Accumulated	Net book
2004	Cost	depreciation	value

Computer equipment and software	$10,911,687	$8,495,762	$2,415,925
Furniture and equipment	493,436	371,546	121,890
Leasehold improvements	4,174,973	1,893,191	2,281,782
Equipment under capital leases	1,161,052	864,826	296,226

	$16,741,148	$11,625,325	$5,115,823

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
7.	Acquisition of subsidiaries
On February 28, 2005, the Company through its subsidiary ECG Holdings (UK) Limited (“ECGH”), acquired 65% of the outstanding shares of Parker Williams Design Limited (“Parker Williams”), a London, UK based packaging design and brand specialist company. The purchase price of £1,818,000, equivalent to $4,324,113, was paid in cash on completion. The remaining 35% of the Parker Williams shares (“Management Shares”) will continue to be held by senior management of Parker Williams (“Management Shareholders”), subject to certain options described below.
ECGH will have the option to acquire from the Management Shareholders and the Management Shareholders will have the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares for a purchase price based on the profitability of Parker Williams for certain defined periods following completion.
The acquisition has been accounted for using the purchase method of accounting. The fair value of the net assets acquired was £128,961 consisting of working capital and capital assets. Of the resulting excess purchase price, including acquisition expenses, over the fair value of the net assets acquired of £1,884,894, an amount of £1,745,794 was allocated to goodwill and an amount of £139,100 was allocated to intangible assets consisting of customer relationships and non-compete agreements.

Assets acquired and liabilities assumed:

Total assets	$1,796,438
Total liabilities	(1,324,541)
Minority interest	(165,164)

Net assets acquired	306,733

Intangible assets	330,849

Goodwill	4,152,369

Purchase price including acquisition costs	$4,789,951

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
8.	Related party transactions
During fiscal 2005, the Company paid one of its directors $57,500 (2004 — $266,100; 2003 - $312,589) for legal services.
At September 30, 2004, Envoy purchased from the executive officers of John Street Inc. the 30% of the shares of John Street Inc. which it did not already own (see Note 23). Effective June 30, 2005, Envoy completed the sale of the shares of its John Street Inc. subsidiary (“John Street”) and related assets to the management of John Street for a gross sale price of $1,500,000. The purchase price for the shares was $1,200,000 and for the related assets was $300,000. The sale transaction produced a net gain of $1,801,507. As at June 30, 2005, John Street was also indebted to Envoy in the amount of $675,000 on account of an inter-company loan. These loans are payable over a period of 5 years and, except for interest free periods totaling 12 months, carry interest at the rate of 8% per annum. The repayment of the loans requires quarterly payments totaling $100,501 to be made by June 30, 2006, followed by 48 monthly payments of $41,145.50 beginning July 31, 2006. At September 30, 2005, the amount of these loans receivable was $2,075,485, of which $265,082 was current and $1,810,403 was long term. These loans are secured against 100 common shares in the capital of John Street Inc, which represents all of the share capital of that company.
During fiscal 2004, certain executives of the Company loaned the Company an amount of $100,000, and a relative of a director loaned the Company an amount of $150,000. These debentures bore an interest rate of 10% per annum, and included warrants to purchase a total of 125,000 shares at $0.15 per share. During fiscal 2004, these debentures were repaid.
During fiscal 2003, relatives of the Chief Executive Officer loaned the Company $225,000 of which $150,000 was outstanding at September 30, 2003. The loan bore an interest rate of 10% per annum and was repayable on demand. During fiscal 2004, the loan was repaid.
During fiscal 2003, relatives of a director loaned the Company $75,000. The loan bore an interest rate of 10% per annum, and was repayable on demand. The loan was repaid prior to the fiscal 2003 year end.
During fiscal 2003, relatives of the Chief Executive Officer and a director were part of the group that loaned the Company $2,000,000 of convertible debentures. In total, these relatives loaned the Company $1,850,000, of which $1,070,000 was outstanding at September 30, 2003. During fiscal 2004 all the debentures were converted into additional shares, as described in Note 10.
At January 1, 2004, the Company sold the operations of Communique Incentives Inc. to an executive of the subsidiary (see Note 23).
Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
9.	Long-term debt

	2005	2004

Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in monthly instalments of $7,666 principal and interest	$324,341	$403,676
Loan payable to landlord, 10.0% per annum, due April 1, 2005, repayable in monthly instalments of $742 principal and interest, repaid during fiscal 2005	—	25,389
Capital lease, 12.3% per annum over the lease period, repayable in quarterly instalments of £7,919 principal and interest, due November 2004, repaid during fiscal 2005	—	18,101
Capital leases, 8.6% to 14% per annum over the lease period, repayable in monthly instalments of $36,273 principal and interest, due between January 2005 and January 2006	36,677	211,358

	361,018	658,524

Less current portion	108,925	297,294

	$252,093	$361,230

(a)	In fiscal 2004, the Company reduced its demand operating facility from $7,000,000 to $3,000,000, using $3,800,000 of the proceeds from debentures that were issued on October 31, 2003, and another $200,000 drawn from working capital. Warrants, (the “Bank Warrants”) to purchase 460,000 of the Company’s common shares were released by the bankers upon the condition that Envoy raise additional funds to further reduce its bank indebtedness. With the proceeds raised in the public offering, the Company paid off the remaining balance outstanding and cancelled the demand operating facility. See note 12(b) for details of the public offering.

(b)	In September 2003, the holder of the $500,000 promissory note agreed to postpone the maturity date of the promissory note from June 30, 2003 to September 30, 2006 and to reduce the rate of interest from 15% to 10% per annum. In consideration of the foregoing, in the first quarter of fiscal 2004, share purchase warrants to purchase, on or before April 24, 2008, 10,000 of the Company’s common shares at an exercise price of $0.75 per share were transferred to the holder of the promissory note. This note was repaid during fiscal 2004.

(c)	On October 31, 2003, the Company borrowed the amount of $4,500,000, of which $4,000,000 was raised by way of secured debentures and $500,000 by way of unsecured term notes. These loans carried interest at the rate of 10% per annum and had a maturity date of October 31, 2006.
As a condition to the making of these loans, share purchase warrants to purchase 450,000 of the Company’s common shares, on or before April 24, 2008, at an exercise price of $0.75 per share were transferred to the holders of the secured debentures and the unsecured term notes. These warrants were part of the 460,000 warrants described in (a).

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
9.	Long-term debt (continued)
The secured debentures and unsecured term notes were bifurcated into a debt component, representing a yield to maturity of 36.1% per annum over the three-year life, and an equity component with proceeds allocated $2,073,281 to long-term debt and $2,426,719 to warrants in shareholders’ equity.
As a result of the additional cash raised from the public offering in the second quarter of fiscal 2004, the Company reached an agreement with the holders of the secured debentures, the unsecured term notes and the promissory note, resulting in the early repayment thereof during the second quarter of fiscal 2004.
10.	Convertible debentures
In April 2003, as part of the renegotiation of the debt facility existing at that time, the Company amended the terms of the debentures issued on April 29, 2002 and September 12, 2002 as follows: the early repayment terms on the debentures were deferred to April 24, 2005; the debentures became repayable in cash on maturity on April 24, 2008; both debentures were then convertible into common shares at a price of $0.75 each, for a total of 5,066,667 common shares; and, the warrants attached to the convertible debentures were cancelled.
On April 24, 2003, the Company issued $2,000,000 in 10% convertible debentures as part of the refinancing plan, which had a maturity date of April 24, 2008. These debentures were convertible into common shares at a price of $0.75 each for a total of 2,666,667 common shares. Holders also had the right to require the Company to purchase all or a portion of their debentures on or after April 24, 2005 at the issue price plus accrued and unpaid interest.
The debentures were bifurcated into a debt component, representing a yield to maturity of 25.6% per annum over the five-year life, and an equity component with proceeds allocated $1,465,929 to long-term debt and $534,071 to shareholders’ equity. That portion of offering expenses, related to the debt component being $120,906 was recorded as deferred financing fees which were included in prepaid expenses, with the remaining $44,049 applied to reduce the equity component.
During fiscal 2003, convertible debentures with a face value of $1,410,000 were converted into 1,880,000 common shares of the Company.
In the first quarter of fiscal 2004, convertible debentures with a face value of $2,420,000 were converted into 3,226,667 common shares. During the second quarter of fiscal 2004, the remaining convertible debentures, with a face value of $1,970,000, were converted into an additional 2,626,667 common shares.
As at September 30, 2005, the aggregate debt component carrying values of all of the Company’s convertible debentures was $nil (2004 — $nil).

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
11.	Interest expense and financing (income) costs
Interest expense and financing (income) costs during the year arose from the following:

	2005	2004	2003

Cash interest paid (earned) on credit facility, landlord loans, capital leases and bank balances	$(81,479)	$354,781	$912,255

Financing fees on credit facility	—	100,451	311,053

Negotiation fee for early repayment of debt (Note 9)	—	435,000	—

Accrued financing fee charges on credit facility	—	—	179,685

Accrued interest on debentures	—	—	101,522

Cash interest paid on convertible debentures and amortization of debenture issue costs	—	105,369	484,851

	(81,479)	995,601	1,989,366

Accreted interest imputed on warrants and debentures	—	2,552,991	718,321

Total interest expense and financing (income) costs	$(81,479)	$3,548,592	$2,707,687

Envoy assigned a value to the bank warrants using the Black-Scholes option pricing model, based on an analysis of the warrant exercise price, time to expiry and the volatility of the price of Envoy’s common shares. The Black-Scholes option pricing model indicated that the value of the bank warrants was $2,426,719. As indicated in Note 9, the loans made by the holders of the secured debentures and the unsecured term notes were repaid during the second quarter of fiscal 2004 and, as a result, the remaining unamortized value assigned to the bank warrants was charged to interest expense in the second quarter of fiscal 2004.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
12.	Share capital
(a) Authorized :
40,000,000 common shares without par value (2004 — 40,000,000; 2003 — 10,000,000)
At a special meeting of shareholders held on January 8, 2004, the shareholders approved an amendment to the articles of the Company to increase its authorized share capital from 10,000,000 common shares to 40,000,000 common shares.
Issued:

	2005		2004		2003
	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount

Balance, beginning of year	23,416,600	$117,447,261	6,209,406	$55,988,817	4,251,739	$54,339,390

Common shares issued pursuant to:

Conversion of convertible debentures (Note 10)	—	—	5,853,333	4,841,439	1,880,000	1,540,343

Stock options exercised	38,334	47,917	115,667	224,852	77,667	109,084

Conversion of warrants (Note 9)	—	—	460,000	2,771,719	—	—

Public Offering (b)	—	—	11,052,634	55,016,831	—	—

Repurchase of shares pursuant to share issuer bid (c)	(2,447,417)	(12,290,413)	(274,440)	(1,396,397)	—	—

Balance, end of year	21,007,517	$105,204,765	23,416,600	$117,447,261	6,209,406	$55,988,817

On January 15, 2005, the Company’s board of directors approved the consolidation of the common shares (a reverse stock split) on the basis of 1 for 5. On January 21, 2005 the Company filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. The effective date for post consolidation trading of the shares was February 10, 2005. Amounts shown for shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation.
(b) Public Offering
Through a public offering, on February 20, 2004, Envoy issued 5,263,160 units (the “First Units”) at $6.65 per First Unit, each First Unit consisting of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $9.00 per common share for a period ending February 20, 2009.
On March 3, 2004, pursuant to the exercise of the over-allotment option issued in connection with Envoy’s offering of the First Units, Envoy issued an additional 789,474 First Units. The total number of First Units issued by Envoy to the public was 6,052,634,

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
12.	Share capital (continued)
with total gross proceeds of $40,250,016. As previously stated, part of the proceeds were used to retire substantially all outstanding loan indebtedness. The balance of the funds will be used for general corporate purposes and potential acquisition and investment opportunities.
Through a second public offering, on May 12, 2004, Envoy issued 5,000,000 units (the “Second Units”) at $5.25 per Second Unit, each Second Unit consisting of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $9.00 per common share for a period ending February 20, 2009. The total gross proceeds from the offering was $26,250,000. The net proceeds of the Second Unit offering will be used for general corporate purposes and potential acquisition and investment opportunities that the Company determines have potential to create value for Envoy shareholders that either complement, or provide an opportunity to diversify the current business of Envoy.
The value assigned to these warrants was determined by deducting the $4,695,205 of expense associated with the public offerings and the $245,524 assigned to the options provided to the underwriter as indicated below, from the gross proceeds, to derive the net proceeds. Using the ratio of the amounts that had been assigned to the warrants and the common shares, as indicated in the short form prospectus for each public offering, a value of $6,542,456 for the warrants was determined.
At a meeting held on June 25, 2004, the holders of the warrants (the “First Warrantholders”) issued pursuant to the warrant indenture (the “First Warrant Indenture”) between Envoy and Computershare Trust Company of Canada (“Computershare”) dated February 20, 2004, the First Warrantholders approved the replacement of the warrant indenture (the “Second Warrant Indenture”) between Envoy and Computershare dated May 12, 2004 by the First Warrant Indenture as the instrument governing the terms of the warrants issued pursuant to the Second Warrant Indenture.
As part of the compensation for the public offering, the Company granted the underwriter a total of 375,000 options at an exercise price of $5.25 per share. These options vested immediately, and expired without being exercised on May 5, 2005.
(c) Repurchase of shares
Pursuant to the terms of a normal course issuer bid which began on August 26, 2005 and will end on August 25, 2006, the Company is authorized to repurchase and cancel up to 10% of the public float of the shares. Under this normal course issuer bid, up to September 30, 2005, the Company had repurchased and cancelled 407,080 common shares for cash consideration of $1,100,229.
Pursuant to the terms of a normal course issuer bid which began on August 26, 2004 and ended on August 25, 2005, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. During fiscal 2005, under this normal course issuer bid, the Company repurchased and cancelled 2,040,337 common shares for cash consideration of $6,342,681. During fiscal 2004 the Company repurchased and cancelled 274,440 common shares for cash consideration of $816,549 under this normal course issuer bid.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
12.	Share capital (continued)
(d) Stock option plan
The Company has reserved 800,000 common shares under its stock option. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to five years. Once vested, options are exercisable at any time until expiry. Expiry dates range between 2005 and 2009. All amounts shown for options are stated after giving effect to the share consolidation described in (a).
There were no options granted during fiscal 2005.
On May 25, 2004 the Company granted certain employees and directors a total of 375,000 options at the exercise price of $4.00 per share. These options vest over periods ranging from one to three years, and expire on May 24, 2009.
The estimated fair value of the options granted during fiscal 2004, using the Black-Scholes option pricing model, was $864,533 of which $344,151 was expensed in the financial statements in fiscal 2005 and $200,117 was expensed in fiscal 2004. Of the remaining option value, $74,741 will be expensed over the period ending May 2007, and $245,524 has been included as part of stock based compensation in Shareholders’ Equity.
The estimated fair value of the options granted during fiscal 2003, using the Black-Scholes option pricing model, was $175,203 of which $23,268 was expensed in the financial statements in fiscal 2003.
No other value associated with the stock options was recognized in the accounts of the Company.
(e) Stock option details
The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2005	2004	2003

Risk-free interest rate	n/a	3.1% - 4.0%	4.00%

Volatility factor of the future expected market price of the Company’s common shares	n/a	54%	83%
Weighted average expected life of the options	n/a	1.85 years	1.95 years

Expected dividends	n/a	Nil	Nil

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
12.	Share capital (continued)
Details of the options, after giving effect to the share consolidation described in (a), are as follows:

		Weighted
		average
		exercise
	Number	price per
	of options	share

Options outstanding, September 30, 2002	639,800	$15.30
Options granted	364,000	1.30
Options exercised	(77,667)	1.40
Options cancelled	(577,850)	13.70

Options outstanding, September 30, 2003	348,283	6.35
Options granted	375,000	4.00
Options exercised	(115,667)	1.75
Options cancelled	(21,666)	15.10

Options outstanding, September 30, 2004	585,950	5.45
Options granted	—	—
Options exercised	(38,334)	1.25
Options cancelled	(145,666)	10.26

Options outstanding, September 30, 2005	401,950	$4.10

Options exercisable, September 30, 2005	295,283	$4.29

Options exercisable, September 30, 2004	132,617	$12.00

Options exercisable, September 30, 2003	209,950	$9.75

The range of exercise prices for options outstanding and exercisable options at September 30, 2005 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable
$ 1.25	50,000	2.07	33,333
$ 3.05	15,000	1.66	15,000
$ 4.00	320,000	3.65	230,000
$15.25	12,000	0.74	12,000
$15.25	4,950	1.84	4,950

	401,950		295,283

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
12.	Share capital (continued)
In fiscal 2003, the Company did not expense the full value of the employee stock options in the financial statements. The following pro forma information presents net income and earnings per share, including the expense related to the stock options that would be calculated under the fair value method:

2003

Pro forma net earnings	$2,386,827

Pro forma earnings per share
Basic	$0.55
Diluted	$0.42

As indicated in Note 2(h), the Company adopted the use of the fair value method for all stock based compensation prospectively from fiscal 2004.
13.	Contributed Surplus
During fiscal 2005, pursuant to the normal course issuer bid described in Note 12(c), the Company repurchased and cancelled 2,447,417 common shares at an average price of $3.04 per common share for total cash consideration, including related expenses, of $7,442,910. As the average price paid was less than the average per share value of the outstanding common shares, $4,847,503 was recorded in contributed surplus as a gain on redemption of shares.
During fiscal 2004, pursuant to the normal course issuer bid described in Note 12(c), the Company repurchased and cancelled 274,440 common shares at an average price of $2.90 per common share for total cash consideration plus related expenses of $816,549. As the average price paid was less than the average per share value of the outstanding common shares, $579,848 was recorded in contributed surplus as a gain on redemption of shares.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
14. Earnings per Share
     The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2005	2004	2003

Numerator for basic EPS calculation:
Net earnings (loss)	$5,941,690	$(3,106,804)	$2,538,762

Denominator:
Denominator for basic net earnings (loss) per share - weighted average shares outstanding (as adjusted for share consolidation (Note 12(a))	22,137,757	17,062,152	4,334,813

Effect of dilutive potential common shares issuable:
- pursuant to warrants	—	—	180,992
- under stock options	27,997	—	92,126
- under conversion of debentures	—	—	4,239,268

Denominator for diluted net earnings (loss) per share	22,165,754	17,062,152	8,847,199

(i)	For fully diluted earnings per share in 2003, the numerator is $3,843,456. This difference is due to the accounting for convertible debentures which requires them to be treated “as if converted” for purposes of fully diluted earnings per share.
Included in the difference is cash interest of $477,377, accreted interest of $718,321 and amortized debenture issue costs of $108,996.
As the Company experienced a loss for the year ended September 30, 2004, all potential common shares outstanding from dilutive securities are considered anti-dilutive and are excluded from the calculation of loss per share for that year.
Details of anti-dilutive potential securities outstanding at September 30 are as follows:

Anti-dilutive potential securities	2005	2004	2003

Common shares potentially issuable:
- pursuant to warrants	5,131,850	5,526,317	500,000
- under stock options	351,950	960,950	145,950

	5,483,800	6,487,267	645,950

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
15. Income taxes
     Income tax expense (recovery) for the years ended September 30, 2005, 2004 and 2003 consists of:

	2005	2004	2003

Current	$824,342	$484,056	$94,577
Future	(618,188)	(333,632)	142,687

	$206,154	$150,424	$237,264

The income tax expense (recovery) attributable to income (loss) differs from the amounts computed by applying the Canadian statutory rates of 36.12% (2004 – 36.12%; 2003 – 37.1%) (loss) income before income taxes, minority interest and discontinued operations as a result of the following:

	2005		2004		2003

Income tax expense (recovery) at statutory rates	$1,642,068	36.1%	$(913,810)	(36.1%)	$1,009,929	37.1%

Increase (decrease) in income taxes resulting from:
Adjustment to future tax assets for substantively enacted changes in tax laws and rates	—	0.0%	—	0.0%	(179,597)	(6.6%)
Expenses (revenue) deducted (included) in the accounts that have no corresponding deduction (inclusion) for income taxes	139,889	3.1%	303,285	12.0%	(872,628)	(32.1%)
Impact of different tax rate on earnings of foreign subsidiaries	(21,910)	(0.5%)	(43,454)	(1.7%)	(307,945)	(11.3%)
Change in valuation allowance	(2,042,816)	(44.9%)	1,044,524	41.3%	963,913	35.4%

Other	488,923	10.7%	(240,121)	(9.6%)	(376,408)	(13.8%)

	$206,154	4.5%	$150,424	5.9%	$237,264	8.7%

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
15. Income taxes (continued)
The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at September 30, 2005 and 2004 are presented below:

	2005	2004

Future tax assets:
Capital assets	$1,024,064	$1,318,783
Share issuance costs	1,329,694	1,772,925
Non-capital losses expiring by 2015	5,632,312	6,318,990
Other	47,031	47,031

	8,033,101	9,457,729

Less valuation allowance	2,372,765	4,415,581

Net future tax assets	5,660,336	5,042,148

Future tax liabilities:
Goodwill	50,863	50,863

Total net future tax assets	5,609,473	4,991,285

Less current portion	301,384	1,500,000

	$5,308,089	$3,491,285

At September 30, 2005, the Company has non-capital losses of approximately $15,300,000 available to reduce future years’ taxable income, which expire as follows:

2008	2,300,000
2009	3,900,000
2010	6,300,000
2014	2,700,000
2015	100,000

$15,300,000

The Company has capital losses of approximately $14,000,000 for United States tax purposes available for carryforward up to 2008 to be applied against future capital gains. No provision has been made in the financial statements with respect to any potential future income tax assets which may be associated with these capital losses.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
16. Closure of Hampel Stefanides Inc. (“Hampel”)
On February 7, 2003, the Company decided to cease the operations of Hampel after conducting a review, in conjunction with the Company’s banks, of the ongoing viability, future prospects, cash needs and local debt situation of Hampel. As the Company’s banks held a first charge on the assets of Hampel, the net proceeds from the liquidation of those assets were applied in reduction of the Company’s debt obligations to the banks. Consequently, there were not sufficient proceeds from the liquidation to make any payment to the unsecured creditors of Hampel. As the Company has no obligation to pay the creditors of Hampel, the consolidated accounts of the Company for fiscal 2003 reflect a gain on the shut-down of Hampel.
Following the liquidation of the assets, the shares of Hampel were sold for a nominal consideration, and the purchaser assumed the liabilities. Based on the sale of the shares of Hampel, included in general and administrative expenses is the recognition of a cumulative translation gain of $841,081 in fiscal 2003.
17. Closure of Subsidiaries
In the first quarter of fiscal 2003, the assets of Envoy’s technology company Devlin Multimedia Inc. (“Devlin”) were sold, and the Company’s other technology company, Sage Information Consultants Inc. (“Sage”), was shut down. The results of operations prior to these closures have been included in the results of operations for 2003.
The sale of assets of Devlin was completed on October 30, 2002 at a price equal to their net book value, and correspondingly no gain or loss on the disposal was recorded. Legal expenses related to the disposal were recorded to reduce the gain on disposal of subsidiaries, and income taxes related to the closure of the company have been provided in the consolidated provision in fiscal 2003.
Sage was closed effective November 11, 2002. All operations of the business were halted and the assets and liabilities of the company were realized over time. Envoy sold the right to continue business with the customers of Sage to a company formed by certain management employees of Sage, and the proceeds of this agreement were used to offset some of the costs incurred to close the business. A loss of $114,684 has been recorded on the closure of Sage in fiscal 2003.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
18. Restructuring costs
The restructuring undertaken in fiscal 2002 included the abandonment of leased office space in New York City. During fiscal 2004, negotiations were held with the landlord resulting in the Company discharging the ongoing payments to the landlord with a lump sum payment.
Total restructuring costs accrued at September 30 are classified as:

	2005	2004	2003

Accounts payable and accrued liabilities	$15,620	$28,471	$214,060
Long-term portion of restructuring costs	—	—	-337,407

	$15,620	$28,471	$551,467

			Total	Accrual at
			recovery	September 30,
	Cash	Non-cash	2003	2003

Severance	$(74,969)	$—	$(74,969)	$56,885
Lease exit costs	(192,243)	—	(192,243)	494,582

	$(267,212)	$—	$(267,212)	$551,467

19. Commitments and contingencies
(a)	The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments over the next five years and thereafter as follows:

2006	$1,756,172
2007	1,543,314
2008	1,357,184
2009	1,112,548
2010	839,692
Thereafter	2,576,358

$9,185,268

Rent expense under operating leases for the year ended September 30, 2005 amounted to $1,255,655 (2004 — $1,201,267; 2003 — $2,479,821).
(b)	In the ordinary course of business, the Company and its subsidiaries have legal proceedings brought against them. Management does not expect the outcome of these proceedings, in aggregate, to have a material adverse effect on the Company’s consolidated financial position or results of operations.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
20. Financial instruments
The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
(a)	The carrying values and estimated fair values of the Company’s financial instruments are as follows:
(i)	The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities and promissory notes approximate their fair values due to the short-term nature of these instruments.

As at September 30, 2005, the carrying value of the loans payable to landlords was $324,340 (2004 — $429,065) and their fair value was $286,681 (2004 — $351,728).

Unless otherwise noted, the carrying value of other financial instruments approximates their carrying value.

(ii)	The carrying amounts and fair value of short term investments and long term investments are detailed in Note 3.
(b)	Risk management activities:
(i)	Currency risk:
The Company is subject to currency risk through its activities in the United States and the United Kingdom. Changes in the exchange rate affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into foreign currency contracts to mitigate the associated risks. As at September 30, 2005, there were no foreign currency contracts outstanding.

(ii)	Credit risk:
The Company manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services. As at September 30, 2005, one customer represented 18% of accounts receivable (2004 — one customer represented 17% of accounts receivable).

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
21. Segmented information
The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as an international business and has no distinct reportable business segments.
The tables below set out the following information:
(a)	The Company’s external net revenue by geographic region based on the region in which the customer is located is as follows:

	2005	2004	2003

Net revenue:
Canada	$5,717,167	$2,075,090	$2,317,055
United States	14,514,570	14,164,886	18,149,813
United Kingdom and Continental Europe	22,925,286	20,723,981	17,275,420

	$43,157,023	$36,963,957	$37,742,288

(b)	The Company’s external net revenue by type of service is as follows:

	2005	2004	2003

Net revenue:
Consumer and retail branding	$43,157,023	$36,963,957	$34,313,108
Marketing	—	—	3,137,326
Technology	—	—	291,854

	$43,157,023	$36,963,957	$37,742,288

(c)	In 2005, the Company had three customers, which represented 33%, 13% and 12% of net revenue respectively. In 2004, the Company had three customers which represented 41%, 17% and 12% of net revenue respectively. In 2003, the Company had three customers which represented 26%, 16% and 12% of net revenue, respectively.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
21.	Segmented information (continued)
(d)	The Company’s identifiable assets for each geographic area in which it has operations are as follows:

	2005	2004

Capital assets:
Canada	$2,755,415	$2,948,262
United Kingdom and Continental Europe	4,123,897	2,167,561

	$6,879,312	$5,115,823

Goodwill:
Canada	$2,725,296	$2,725,296
United Kingdom and Continental Europe	10,223,830	7,490,805

	$12,949,126	$10,216,101

Intangible assets:
United Kingdom and Continental Europe	$241,886	$—

22.	Subsequent events
In November 2005, the Company announced that its Board of Directors has approved the immediate implementation of a restructuring plan. Accordingly, Envoy will incur a restructuring charge of approximately $1,600,000 in the first quarter of fiscal 2006.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
23.	Discontinued operations
Effective June 30, 2005, Envoy completed the sale of the shares of its John Street Inc. subsidiary (“John Street”) and related assets to the management of John Street. The purchase price for the shares was $1,200,000 and for the related capital assets was $300,000. John Street was also indebted to Envoy in the amount of $675,000 on account of an inter-company loan. These loans are payable over over a period of 5 years and, except for interest free periods totaling 12 months, carry interest at the rate of 8% per annum. Prior to its sale, John Street was reported primarily as part of Canadian net revenue in the marketing segment.

John Street Inc.
Fiscal year:	2005	2004	2003

Net revenue	$3,151,083	$3,838,833	$3,110,995

Operating expenses	3,047,312	3,757,571	3,009,000
Interest expense	50,625	—	—
Depreciation	49,132	42,572	90,290
Income tax expense	2,138	—	1,140

Earnings from discontinued operations (excluding gain on sale)	1,876	38,690	10,565

Gain on sale of discontinued operations	1,799,631	—	—

Earnings from discontinued operations	$1,801,507	$38,690	$10,565

Effective January 1, 2004, Envoy sold all the shares of its corporate event and corporate travel business, Communique Incentives Inc. (“Communique”), after conducting a review of its ongoing viability, future prospects and cash requirements. This business was sold for a nominal consideration. Prior to its sale, Communique was reported as part of Canadian net revenue in the marketing segment.

Communique Incentives Inc.
Fiscal year:	2005	2004	2003

Net revenue	$—	$398,114	$1,573,960

Operating expenses	—	389,394	1,480,012
Depreciation	—	2,237	16,883
Amortization of intangible asset	—	6,049	24,197
Income tax expense	—	—	8,120

Earnings from discontinued operations (excluding loss on sale)	—	434	44,748

Loss on sale of discontinued operations	—	(465,576)	—

(Loss) earnings from discontinued operations	$—	$(465,142)	$44,748

Total earnings (loss) from disc. ops.	$1,801,507	$(426,452)	$55,313

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
24. Reconciliation to United States generally accepted accounting principles
These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) as applied in Canada. Set out below are the material adjustments to net earnings (loss) for the years ended September 30, 2005, 2004 and 2003 required to conform to US GAAP.

	2005	2004	2003

Net earnings (loss) based on Canadian GAAP	$5,941,690	$(3,106,804)	$2,538,762
Stock-based compensation (a)	344,151	200,117	—
Convertible debentures (b)	—	(664,516)	67,538

Net earnings (loss) based on U.S. GAAP	$6,285,841	$(3,571,203)	$2,606,300

Net earnings (loss) from continuing operations	$4,484,334	$(3,144,751)	$(1,576,314)
Net earnings (loss) from discontinued operations (Notes 23 and 24(c))	$1,801,507	$(426,452)	$4,182,614

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2005	2004	2003

Net earnings (loss) per share:
Basic	$0.29	$(0.21)	$0.60
Diluted	0.29	(0.21)	0.60

Net earnings (loss) per share from continuing operations:
Basic	$0.21	$(0.18)	$(0.36)
Diluted	0.21	(0.18)	(0.36)

Net earnings (loss) per share from discontinued operations:
Basic	$0.08	$(0.03)	$0.96
Diluted	0.08	(0.03)	0.96

The calculation of diluted earnings (loss) per share used income from continuing operations as the “control number” in determining whether potential common shares are dilutive or antidilutive. Since each of fiscal 2004 and 2003 experienced a loss from continuing operations, all potential common shares outstanding from dilutive securities are considered antidilutive and are excluded from the calculation of diluted loss per share for those years. The amount presented in the fiscal 2004 and fiscal 2003 annual reports for diluted net earnings (loss) per share for fiscal 2003 was $0.43, which incorrectly diluted the earnings per share. This has been corrected in the above table.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
24.	Reconciliation to United States generally accepted accounting principles (continued)
The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on U.S. GAAP:

	2005	2004

Shareholders’ equity based on Canadian GAAP	$73,555,483	$76,891,499
Accumulated other comprehensive income (loss) (d)	(5,859)	174,426

Shareholders’ equity based on U.S. GAAP	$73,549,624	$77,065,925

Summary of accounting policy differences:
The areas of material difference between Canadian and U.S. GAAP and their impact on the consolidated financial statements of the Company are set out below:
(a) Stock-based compensation disclosures:
For fiscal 2003, 2004 and 2005, the Company measured compensation expense relating to employee stock option plans for U.S. GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company’s circumstances would not be materially different from compensation expense as determined under Canadian GAAP for 2003. From fiscal 2004, the Company prospectively adopted the new provisions of the CICA handbook as described in Note 2(h), under these provisions the expense for stock-based compensation for fiscal 2005 under Canadian GAAP is $344,151 greater than under US GAAP ($200,117 greater in fiscal 2004).
There were no options granted in fiscal 2005. The weighted average estimated fair value at the date of the grant for options granted in fiscal 2004 and fiscal 2003 were $0.33 and $0.12 per share respectively. The fair value of each option granted was estimated at the date of the grant using the Black-Scholes fair value option pricing model with the assumptions as indicated in Note 12(e).
Compensation cost is reflected over the expected lives of the options. The notional compensation expense associated with the Company’s options is not deductible for Canadian income tax purposes

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
24.	Reconciliation to United States generally accepted accounting principles (continued)
(b)	Convertible debentures:
During 2005, the Company did not issue any convertible debentures (2004 — $nil, 2003 — $2,000,000). The debentures issued in fiscal 2003, were convertible at any time at the option of the holder into common shares and common share purchase warrants of the Company (note 10), and were redeemable in cash at the option of the holder two years after the issue date. Under Canadian GAAP, the debentures issued in fiscal 2003 were bifurcated into a debt component and an equity component, based on relative fair values, which resulted in aggregate proceeds in fiscal 2003 of $1,465,929, allocated to long-term debt, and $534,071, to shareholders’ equity, respectively. Issue costs in 2003 were allocated between the debt and equity components which resulted in $44,048 of the aggregate $314,955 issue costs being applied to reduce the equity allocation. As a result of the conversion in 2004 an additional $189,133 of issue costs were allocated to equity.
Under Canadian GAAP the discount resulting from allocating proceeds to the equity component must be recorded as additional interest expense, using the effective yield method, over the minimum period to redemption. During fiscal 2004, all outstanding convertible debentures were converted into common shares of the Company. In 2004, as a result of the conversion and the accretion of the discount, accreted interest of $126,273, (2003 — $718,321) was charged as interest expense.
Under U.S. GAAP, any excess of the fair value of the shares over the proceeds allocated to the common stock portion of the conversion option is considered a beneficial conversion feature. For the debentures issued during 2002, an aggregate beneficial conversion feature of $1,188,356 must be recorded as additional interest expense over the minimum period to the earliest redemption date. Included in interest expense for 2004 under US GAAP is $532,960 (2003 — $486,856). The interest expense for 2004 includes a $420,758 charge for the write-off of the unamortized debt discount upon the conversion of the debt.
Under US GAAP, costs associated with issuance of the debentures cannot be apportioned between the debt and equity components. During fiscal 2004, the remaining outstanding convertible debentures were converted into common shares of the company, and as a result, there were no unamortized deferred financing fees under US GAAP and Canadian GAAP at the end of the year. In 2004, if the Company had recorded the issue costs in accordance with US GAAP, additional amortization of $257,828 (2003 — $163,927) would have been charged to interest expense.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
24.	Reconciliation to United States generally accepted accounting principles (continued)
(c)	Discontinued operations:
The businesses disposed of during fiscal 2003 in the Gain on closure of subsidiaries described in Notes 16 and 17, are treated as discontinued operations under U.S. GAAP. This treatment requires that the results of operations of these businesses be removed from the normal operations of the Company, and be presented in summary form as earnings from operations, gain on disposal of, and income taxes from those discontinued businesses. Effective May 1, 2003, the Company adopted the new provisions of the CICA handbook, described in Note 2(n), which are materially similar to US GAAP requirements. The differences reported below relate to dispositions that occurred prior to the adoption of the new CICA handbook provisions. There is no difference between US GAAP and Canadian GAAP for discontinued operations in fiscal 2005 or fiscal 2004.
For fiscal 2005 and 2004, the amounts reported as assets and liabilities under US GAAP and Canadian GAAP are the same.
Under U.S. GAAP, the amounts reported as revenues and expenses in the Statements of Operations of the Company would be different than those reported under Canadian GAAP for fiscal 2003. The revenues and expenses of the discontinued operations were as follows:

	2005	2004		2003
Net revenue	$—		$—	$3,386,913

Operating expenses	—		—	2,649,784
Depreciation	—		—	70,217
Interest expense and financing fees	—		—	199
Income taxes (recovery)	—		—	(119,903)

Earnings (loss) from discontinued operations (excluding gain)	$—		$—	$786,616

Pre-tax earnings (loss) from discontinued operations	$—	$		$906,519
Gain on discontinued operations	—		—	3,340,685
Income taxes recovery from discontinued operations	—		—	119,903

Earnings (loss) from discontinued operations	—		—	4,127,301
Earnings (loss) from discontinued operations accounted for consistent with US GAAP (see Note 23)	1,801,507		(426,452)	55,313

	$1,801,507		$(426,452)	$4,182,614

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
24.	Reconciliation to United States generally accepted accounting principles (continued)
(d)	Comprehensive income:
The Company’s comprehensive income represents U.S. GAAP net earnings plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of operations.

	2005	2004	2003
Net earnings (loss) for the year in accordance with U.S. GAAP	$6,285,841	$(3,571,203)	$2,606,300
Unrealized gain (loss) on available for sale securities arising during the year	(5,859)	174,426	—
Less: reclassification adjustment for gains realized in net income	(174,426)	—	—
Change in cumulative translation adjustment account	(2,183,228)	310,087	(1,584,672)

	$3,922,328	$(3,086,690)	$1,021,628

(e)	Reduction of capital:
In 1997, the share capital of the Company was reduced by $9,886,961 pursuant to a special resolution of its shareholders and was applied against the deficit. This reduction in capital is not permitted under U.S. GAAP. While the adjustment has no impact on shareholders’ equity, under U.S. GAAP, share capital would be increased by $9,886,961 and deficit would be increased by $9,886,961 as at September 30, 2005 and 2004.
(f)	Restructuring charges:
Under U.S. GAAP restructuring charges would be included as operating expenses in the consolidated statement of operations.
(g)	Investments:
The Company accounts for its investments in accordance with FAS 115, Accounting for Certain Investments in Debt and Equity Securities under US GAAP. As of September 30, 2005, all of the Company’s investments have been classified as available-for-sale and accordingly, recorded at market value. Unrealized gains and losses on these investments are included in other comprehensive income, as a separate component of shareholders’ equity. Any unrealized losses are recorded as a charge to income when they are deemed to be other than temporary. Under US GAAP, the total of short term and long term investments would have been lower than the amount reported in our audited financial statements by $5,859 at September 30, 2005, and higher by $174,426 at September 30, 2004.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements
For the years ended September 30, 2005, 2004 and 2003
24.	Reconciliation to United States generally accepted accounting principles (continued)
(h)	Cash flows from discontinued operations:
US GAAP requires the cash flow from discontinued operations to be reflected on the statement of cash flows under cash flows from operating activities, financing activities, investing activities, and the change due to foreign exchange. This would have resulted in the cash flow from the discontinued operations being presented on the statement of cash flows within the cash flows from operating activities.
(i)	Recent accounting pronouncements:
In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R (Revised), Share-Based Payment which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. In addition, public companies using the fair value method will recognize compensation expense for the unvested portion of awards outstanding as of the effective date based on their grant date fair value as calculated under the original provisions of SFAS 123.
The pronouncement was to be effective at the beginning of the first interim or annual period beginning after June 15, 2005, however, in April 2005, an amendment was issued to delay the effective date to the first fiscal year that begins after June 15, 2005. The Company will adopt the new pronouncement effective October 1, 2005.
The Canadian and US GAAP difference relating to share-based payments to employees will be eliminated for all such payments after the adoption of these standards. If the standard had been effective for the year ended September 30, 2005, it would have resulted in a $344,151 decrease in US GAAP net income.

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS
172 John Street	Geoffrey B. Genovese	BDO Dunwoody LLP
Toronto, Canada M5T 1X5	President, Chairman	60 Columbia Way, Suite 400
	and Chief Executive Officer	Markham, Canada L3R 0C9
Telephone: (416) 593-1212
Facsimile: (416) 593-4434	Linda Gilbert
Chief Financial Officer
BANKERS
DIRECTORS	John H. Bailey	RBC Royal Bank
John H. Bailey	Executive Vice President	200 Bay Street
B.Comm, J.D., LL.M	and Corporate Secretary	Toronto, Canada M5J 2J5
Barrister & Solicitor

David Parkes	AUDIT COMMITTEE	LEGAL COUNSEL
President and CEO,	David Parkes (Chair)	Blake, Cassels & Graydon LLP
Freefone Inc.	Hugh Aird	Box 25, Commerce Court West
	David I. Hull	Toronto, Canada M5L 1A9
Geoffrey B. Genovese
President, Chairman and	COMPENSATION COMMITTEE	INVESTOR RELATIONS
Chief Executive Officer	David I. Hull (Chair)	E-mail: info@envoy.to
Envoy Communications Group Inc.	Hugh Aird
	David Parkes	Additional information is
David I. Hull		available on our
President		Web site at www.envoy.to
Hull Life Insurance Agencies Inc.
	NOMINATING AND CORPORATE	STOCK TRADING INFORMATION
GOVERNANCE COMMITTEE
Hugh Aird (Lead Director)	David I. Hull (Chair)	Toronto Stock Exchange: ECG
Director of Business Development	Hugh Aird	NASDAQ Exchange: ECGI
Blackmont Capital Inc.	David Parkes

TRANSFER AGENT
Computershare Trust
Company of Canada
100 University Avenue, 9th Floor
Toronto, Canada M5J 2Y1